UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


         In the Matter of

       ENTERGY CORPORATION                CERTIFICATE
                                          PURSUANT TO
         File No. 70-8839                   RULE 24

 (Public Utility Holding Company
           Act of 1935)



           This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that for the quarter ended March 31, 2000, the transaction updated below, proposed by Entergy Corporation ("Company") in the Application-Declaration on Form U-1, as amended, in the above referenced File ("Application-Declaration"), has been carried out in accordance with the terms and conditions of, and for the purposes represented by the Application-Declaration and pursuant to the Order of the Securities and Exchange Commission dated March 25, 1997 (Release No. 35-26693) with respect thereto.

          For the third quarter ended March 31, 2000, pursuant to its Dividend Reinvestment and Stock Purchase Plan, the Company sold 89,894 new shares of its common stock at an average price of $21.94 per share (including the discount applicable to shares purchased pursuant to waivers) with resulting proceeds of $1,972,493.00.

          IN WITNESS WHEREOF, the Company has caused this certificate to be executed this 10 day of April 2000.

                                       ENTERGY CORPORATION


                                 By:     /s/ Steven C. McNeal
                                           Steven C. McNeal
                                     Vice President and Treasurer